FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916
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Re:	MLPF&S (OR OTHER CUSTODIAN) ACCOUNT NUMBER: «acctno» ACCOUNT TITLE: «title»
Dear «salutation»:
As you may know, on February 15, 2006, BlackRock, Inc. (BlackRock) and Merrill Lynch & Co., Inc. (Merrill Lynch) announced that Merrill Lynch’s investment management business, Merrill Lynch Investment Managers, L.P. and certain of its affiliates (MLIM) will combine with BlackRock, one of the largest publicly traded investment management firms in the United States. We anticipate that the transaction will close at the end of the third quarter of 2006.
Combining the capabilities of these two firms will broaden the depth and breadth of the investment products that can be made available and we fully expect our clients to benefit from the addition of BlackRock’s independent investment management, risk management and financial advisory services. We remain committed to delivering superior service to our clients through the combined company.
The transaction will be considered under the Investment Advisers Act of 1940 and the terms of your Investment Advisory Agreement to be an assignment of your Agreement to BlackRock Investment Management, LLC, a subsidiary of the combined company. Your Agreement cannot be assigned without your consent. Therefore, if you continue to accept our investment advisory services, and you do not notify MLIM by September 29, 2006 that you desire to terminate your Agreement, you will be deemed to have consented to the assignment and the continued provision of investment advisory services after the combination transaction discussed above. In addition, BlackRock has informed us that after the closing of the transaction, BlackRock may move your Agreement to one or more other registered BlackRock investment management subsidiaries, as it operates its businesses in an integrated manner across legal entities. The other terms of your Agreement will not change. You may, of course, terminate your Agreement at any time without penalty.
If you have any questions or require additional information about the management of your portfolio, please contact your Financial Advisor or Portfolio Management Team. We look forward to continuing to work with you to help meet your financial goals.
Sincerely,
Merrill Lynch Investment Managers

As of March 31, 2006, BlackRock had approximately $463 billion of assets under management for institutional and individual investors worldwide through a variety of equity, fixed income, liquidity and alternative investment products. Following the transaction, the combined company is expected to have approximately $1 trillion of assets under management and is expected to be one of the largest asset management firms in the world.

Disclosure
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.